SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: January 29, 2009

List of materials

Documents attached hereto:

i) Press release announcing Sharp - Sony Discussions to Establish Joint Venture for Large-Sized LCD Panels and LCD Modules

January 29, 2009
Sharp Corporation
Sony Corporation

Sharp - Sony Discussions to Establish Joint Venture
for Large-Sized LCD Panels and LCD Modules

On February 26, 2008, Sharp Corporation (“Sharp”) and Sony Corporation (“Sony”) signed a non-binding memorandum of intent regarding the establishment of a joint venture to produce and sell large-sized LCD panels and LCD modules using the world’s first 10th generation mother glass substrates (the “MOI”), and since then the two companies have been negotiating to enter into legally binding joint venture documentation.

Faced with changes in the world economy, today Sharp and Sony amended and extended the non-binding MOI to confirm their mutual intent to postpone the targeted establishment of a joint venture until March 2010, approximately one year later than originally scheduled.  Sharp and Sony will, through continued discussions of how the two companies can best deploy their resources and expertise, continue to negotiate in good faith and have set June 30, 2009 as the target date by which to enter into a definitive agreement to establish a joint venture that will be mutually beneficial for both companies.

Sharp plans to start operating its new LCD panel factory in Sakai-City, Osaka (currently under construction) by March 2010 as originally scheduled.

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